                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment _____)*

                         Boardwalk Pipeline Partners, LP
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                                (Name of Issuer)

                                  Common Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    096627104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 (the "Act") or otherwise  subject to the liabilities of that section of the
Act, but shall be subject to all other  provisions of the Act (however,  see the
Notes).

----------------------------
CUSIP No.  096627104       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Tortoise Capital Advisors, L.L.C. (22-3875939)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [   ]
           (b) [ X ]
           (See Instructions)
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

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    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        755,600 (see Item 4)
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        0
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        778,885 (see Item 4)
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           778,885 (see Item 4)
---------- ---------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions) [   ]
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.2%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IA
---------- ---------------------------------------------------------------------

Item 1(a) Name of Issuer:

     Boardwalk Pipeline Partners, LP

Item 1(b) Address of Issuer's Principal Executive Offices:

     3800 Frederica Street; Owensboro KY 42301

Item 2(a) Name of Persons Filing:

     This 13G is being filed by Tortoise  Capital  Advisors,  L.L.C., a Delaware limited liability company ("TCA").

Item 2(b) Address of Principal Business Office or, if None, Residence:

     The principal  business address is 10801 Mastin Blvd.,  Suite 222, Overland
Park, Kansas 66210.

Item 2(c) Citizenship:

     TCA is a Delaware limited liability company.

Item 2(d) Title of Class of Securities:

     Common Units

Item 2(e) CUSIP Number:

     096627104

Item 3 The Reporting Person is:

     TCA is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

Item 4 Ownership:

     TCA acts as an investment  advisor to Tortoise  Energy Capital  Corporation
("TYY"), a closed-end investment company registered under the Investment Company
Act of 1940.  TCA, by virtue of an Investment  Advisory  Agreement with TYY, has all investment and voting power over securities owned of record by TYY. However, despite its  delegation of investment and voting power to TCA, TYY may be deemed to be the  beneficial  owner under Rule 13d-3 of the Act, of the  securities  it owns of record  because it has the right to acquire  investment and voting power through termination of the Investment Advisory Agreement. Thus, TCA has reported that it shares voting power and dispositive  power over the securities  owned of record  by TYY.  TCA also  acts as an  investment  advisor  to  certain  managed accounts.  Under contractual  agreements with individual  account holders,  TCA, with respect to the securities held in the managed  accounts,  shares investment and voting  power with  certain  account  holders,  and has no voting  power but shares  investment power with certain other account  holders.  TCA may be deemed the  beneficial  owner of the securities  covered by this  statement  under Rule
13d-3 of the Act.  None of the  securities  listed  below are owned of record by
TCA, and TCA disclaims any beneficial interest in such shares.

     (a) Amount beneficially owned: 778,885

     (b) Percent of class: 5.2%

     (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote: 0

          (ii) Shared power to vote or direct the vote: 755,600

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv) Shared power to dispose or to direct the disposition of: 778,885

Item 5 Ownership of Five Percent or Less of a Class:

     Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

     The investment  company and the managed accounts  discussed in Item 4 above have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective  accounts.  The interest of any one such person does not exceed 5% of the class of securities.

Item 7 Identification  and  Classification  of the Subsidiary Which Acquired the
       Security Being Reported on By the Parent Holding Company:

     Not Applicable

Item 8 Identification and Classification of Members of the Group:

     Not Applicable

Item 9 Notice of Dissolution of Group:

     Not Applicable

Item 10 Certification:

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred to above were  acquired  and are held in the  ordinary course of business  and were not acquired and are not held for the purpose of or with the effect of  changing  or  influencing  the  control of the issuer of the securities  and were not  acquired and are not held in  connection  with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Dated:  February 2, 2006

                                       Tortoise Capital Advisors, L.L.C.

                                       By:     /s/ Terry Matlack
                                          --------------------------------------
                                       Title:  Managing Director